Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 100 Houston, TX 77046

713 626 1919 www.invescoaim.com
February 11, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Counselor Series Trust (File No.: 333-164277)
AIM Growth Series (File No.: 333-164280)
AIM Growth Series (Balanced-Risk Retirement Funds) (File No.: 333-164293)
AIM Investment Funds (File No.: 333-164278)
AIM Investment Securities Funds (File No.: 333-164279)
AIM Investment Securities Funds (Money Market Fund) (File No.: 333-164295)
AIM Sector Funds (File No.: 333-164281)
AIM Tax-Exempt Funds (File No.: 333-164276)
AIM Tax-Exempt Funds (Tax-Exempt Cash Fund) (File No.: 333-164296)
Dear Mr. Di Stefano:
          On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on February 3, 2010, with regard to the Registrants’ Registration Statements on Form N-14 (the “N-14s”), filed on January 11, 2010 and January 12, 2010, in connection with:
(1) the proposed reorganizations of certain Van Kampen Funds (the “VK Funds”) and Morgan Stanley Funds (the “MS Funds” and, together with the VK Funds, the “Shell Target Funds”) into newly formed funds (the “Acquiring Shell Funds”) within the AIM Family of Funds (the “Shell Fund Reorganizations”);
(2) the proposed reorganizations of two Van Kampen money-market funds (together, the “Target Money-Market Funds”) into two money-market funds (the “Acquiring Money-Market Funds”) within the AIM Family of Funds (the “Money-Market Fund Reorganizations); and
(3) the proposed reorganizations of ten Van Kampen target-date retirement funds (the “Target Retirement Funds”) into six target-date retirement funds (the “Acquiring Retirement Funds”) within the AIM Family of Funds (the “Retirement Fund Reorganizations”).

Vincent Di Stefano
Division of Investment Management
February 11, 2010

For purposes of this letter, the Target Funds, Target Money-Market Funds and Target Retirement Funds collectively are referred to as the “Target Funds;” the Acquiring Shell Funds, Acquiring Money-Market Funds and Acquiring Retirement Funds collectively are referred to as the “Acquiring Funds;” and the Shell Funds Reorganizations, Money-Market Fund Reorganizations and Retirement Fund Reorganizations collectively are referred to as the “Reorganizations.”
          For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act of 1933, as amended (“1933 Act”). Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14s.
General Comments—All Reorganizations
1. Comment: Under the caption “Questions and Answers—What are the expected federal income tax consequences of the Reorganizations?” discuss the tax consequences of any purchases or sales of portfolio securities that are expected to occur in connection with the Reorganizations to conform the portfolio to the Acquiring Fund’s investment objective.
          Response: Each Acquiring Shell Fund is newly formed for the purpose of the Shell Fund Reorganization and was established with substantially the same investment objectives and principal investment strategies as its corresponding Shell Target Fund. Therefore, no purchases or sales of portfolio securities are expected to occur as a result of conforming the investment objectives and principal investment strategies of the Shell Target Funds and the Acquiring Shell Funds. Any portfolio repositioning that will occur in connection with a Shell Fund Reorganization is expected to be in the normal course of business only where the Acquiring Shell Fund has a different portfolio management team than the corresponding Shell Target Fund. The MS Funds and their corresponding Acquiring Funds are not expected to bear significant brokerage or other costs to reposition their holdings in connection with the Reorganizations. Thus, no additional disclosure has been added to the MS Funds Proxy Statement/Prospectus. Disclosure has been added to the VK Funds’ Proxy Statement/Prospectus regarding planned portfolio repositioning and estimated federal income tax consequences.
          With regard to the Money Market Fund Reorganizations, the Registrant does not anticipate any significant amount of purchases and sales of portfolio securities to conform each Target Money Market Fund’s portfolio to its corresponding Acquiring Money Market Fund and there are no significant gains embedded for these Funds. As a result, the Registrant does not anticipate any material tax consequences as a result of the Reorganizations or potential portfolio repositioning following the Closing of the Reorganizations. With regard to the Retirement Funds, the question regarding federal income tax consequences already discloses that the Target Retirement Funds will liquidate prior to the reorganization and describes the tax consequences of the liquidation. Accordingly, no additional disclosure has been added to either N-14.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

2. Comment: Under the caption “Proposal: Approval of an Agreement and Plan of Reorganization—Comparison of Fundamental and Non-Fundamental Investment Restrictions,” if changing a Target Fund’s investment restrictions will alter the Fund’s risk profile, explain how the Fund’s risk profile will be affected.
          Response: With respect to the Shell Fund Reorganizations, the Registrants believe that the differences between the Shell Target Funds’ investment restrictions and the Acquiring Shell Funds’ investment restrictions will not materially alter the risk profile of the Shell Target Funds. The investment objectives and principal investment strategies of each Shell Target Fund and the corresponding Acquiring Shell Fund are substantially the same and the changes to the fundamental and non-fundamental investment restrictions are not expected to materially alter the types of securities in which the Shell Target Funds principally invest. For certain Shell Target Funds, the changes will result in the corresponding Acquiring Shell Fund having greater flexibility to invest in certain types of securities, such as issuers with less than three years of continuous operations. In those circumstances, the N-14 describes this change and includes risk disclosure relevant to the expanded investment flexibility. Thus, the Registrants do not believe that additional disclosure is necessary.
          Similarly, with regard to the Retirement Funds, the Registrant believes that that the differences in investment restrictions between the Target Retirement Funds and the Acquiring Retirement Funds will not materially alter an investor’s risk profile. The N-14 relating to the Retirement Fund Reorganizations already discloses how the Target Retirement Funds and Acquiring Retirement Funds differ with regard to their principal investment strategies, use of underlying funds and asset class allocations. Therefore, no additional disclosure will be added.
          With regard to the Money Market Funds, given the investment mandates imposed by Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the similarities between the Target Money-Market Funds and Acquiring Money-Market Funds, any differences in investment restrictions between a Target Money-Market Fund and an Acquiring Money-Market Fund will not materially alter a money market fund investor’s risk profile. Accordingly, no additional disclosure will be added.
3. Comment: Under the caption “Proposal: Approval of an Agreement and Plan of Reorganization—Comparison of Fundamental and Non-Fundamental Investment Restrictions,” if changing a Fund’s investment restrictions would change the securities or instruments in which a Fund invests, highlight the differences with respect to the Fund’s investments.
          Response: See response to Comment #2, above.
4. Comment: In the exhibit comparing the text of the Target Funds’ and Acquiring Funds’ fundamental investment restrictions, discuss the meaning of the phrase “except to the extent permitted by the 1940 Act Laws, Interpretations and Exemptions” in the context of the policy at issue.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

          Response: An explanatory paragraph that defines the phrase “1940 Act Laws, Interpretations and Exemptions” will be added in the applicable exhibit.
5. Comment: In the “Comparison of Fees and Expenses” section, to the extent that a Fund’s fees will increase over 3-, 5-, and 10-year periods if expense waivers are not renewed, highlight that the Acquiring Funds’ fees may be higher than the corresponding Target Funds’ fees.
          Response: With respect to the Shell Fund Reorganizations, the following disclosure will be added at the end of the first paragraph under the “Comparison of Fees and Expenses” section of the N-14s: “You should know that the Acquiring Funds have implemented fee waivers through June 30, 2012 and if those waivers are not renewed, the expense ratios of certain Acquiring Funds after June 30, 2012 may be higher than the current expense ratios of the corresponding MS Funds.”
          The gross expenses of each Target Money-Market Fund and Target Retirement Fund are not higher than the gross expenses of its corresponding Acquiring Fund over 3-, 5-, and 10-year periods. Thus, additional disclosure will not be added to the N-14s relating to the Money-Market Fund Reorganizations and the Retirement Fund Reorganizations.
Specific Comments—Shell Fund Reorganizations and Money-Market Fund Reorganizations
6. Comment: Under the caption “Proposal: Approval of an Agreement and Plan of Reorganization—Comparison of Investment Objectives and Principal Investment Strategies,” indicate whether advance notice will be provided to shareholders if a non-fundamental investment objective is changed by the Board of Trustees, without shareholder approval.
          Response: The Registrants are not aware of any statute, rule, Form N-1A requirement or guidance from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) that mandates that shareholders be given advance notice of a change in a Fund’s investment objective and thus, whether shareholders would be given advance notice and how much advance notice will depend on the facts and circumstances of any proposed change. Any change to the investment objective of an Acquiring Fund would require approval by the Acquiring Fund’s Board of Trustees and a subsequent supplement to such Acquiring Fund’s prospectus. The Acquiring Funds note that there is no current intention to change any Acquiring Fund’s investment objective. In all likelihood, any such changes would be preceded by notice to shareholders. Disclosure to that effect will be added to the N-14s.
7. Comment: Under the caption “Proposal: Approval of an Agreement and Plan of Reorganization—Comparison of Investment Objectives and Principal Investment Strategies,” indicate whether changing a fundamental investment objective to non-

Vincent Di Stefano
Division of Investment Management
February 11, 2010

fundamental would alter the Fund’s risk profile and, if so, explain how the Fund’s risk profile is affected.
          Response: The Registrants believe that changing a Shell Target Fund’s or Target Money-Market Fund’s fundamental investment objectives to non-fundamental will not alter its risk profile in a material way because there are no changes to the Acquiring Shell Funds’ or Acquiring Money-Market Funds’ investment objectives currently contemplated. The change from fundamental to non-fundamental is primarily intended to conform the Acquiring Shell Funds’ and Acquiring Money-Market Funds’ investment objectives to other funds in the AIM Family of Funds, which are non-fundamental. The Acquiring Shell Funds and Acquiring Money-Market Funds have provided disclosure in the N-14s describing such change so that shareholders can make an informed decision. The Registrants believe that having the ability to change an Acquiring Shell Fund’s or Acquiring Money-Market Fund’s investment objective without the substantial expense of obtaining a shareholder vote is beneficial to shareholders. As indicated above, any change to the investment objective of an Acquiring would require approval by the Acquiring Fund’s Board of Trustees and, in all likelihood, would be preceded by notice to shareholders. Thus, the Registrants will not add any additional disclosure.
Specific Comments—Shell Fund Reorganizations
8. Comment: On the cover page of the N-14, the telephone number of the SEC that may be called to obtain information on the operation of the SEC’s Public Reference Room should revised to be 1-202-551-8090.
          Response: The disclosure will be revised as requested.
9. Comment: Under the caption “Proposal: Approval of an Agreement and Plan of Reorganization—Risks Associated with Acquiring Funds,” highlight any differences in the risk profiles of the Shell Target Funds and the Acquiring Shell Funds.
          Response: The Registrants believe that there are no material differences in the principal investment risks of the Acquiring Shell Funds and the principal investment risks of the corresponding Shell Target Funds. Each Acquiring Shell Fund is newly formed for the purpose of the Shell Fund Reorganization and was established with substantially the same investment objectives and principal investment strategies as its corresponding Shell Target Fund. As a result, the Acquiring Shell Funds may invest in substantially the same types of securities as the corresponding Shell Target Funds. Accordingly, the Registrants believe that the principal risks of investing in a Shell Target Fund are substantially the same as the principal risks of investing in the corresponding Acquiring Shell Fund. Thus, the Registrants have not added any additional disclosure.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

Specific Comments—Money-Market Fund Reorganizations
10. Comment: The last sentence under the caption “Proposal: Approval of an Agreement and Plan of Reorganization—Comparison of Investment Objectives,” which currently states that “the Reorganizations will result in a change in the right of shareholders of the VK Funds to vote on changes to the investment objective of their VK Fund,” should be revised to more accurately explain that shareholders will lose their right to vote on changes to the Fund’s investment objectives.
          Response: The Registrant will revise the disclosure as requested.
11. Comment: Under the caption “Proposal: Approval of an Agreement and Plan of Reorganization—Discussion of Principal Risks Associated with the Acquiring Funds— Synthetic Municipal Securities Risk,” disclosure should be added regarding counterparty risk.
          Response: The Registrant will add disclosure as requested.
Specific Comments—Retirement Fund Reorganizations
12. Comment: Why aren’t the target retirement dates for the Acquiring Retirement Funds in 5-year increments to match the Target Retirement Strategy Funds? In other words, why do the Acquiring Retirement Funds only have target retirement dates of 2010, 2020, 2030, 2040, and 2050, whereas the Target Retirement Funds also have target retirement dates of 2015, 2025, 2035 and 2045? Consider whether the change in target retirement dates mean a change in investment strategies and risks for Van Kampen Fund shareholders. Specifically, what is the consequence of shortening the glide path, and how is the portfolio composition going to change in comparison to the VK Funds?
           Response: Invesco Aim does not currently offer retirement strategy funds that mature in five year increments, as do the Target Retirement Funds. The Registrant chose the Acquiring Retirement Funds as the appropriate acquiring funds for the Target Retirement Funds because they are both retirement strategy mutual funds intended to become more conservative as the funds approach their stated target dates. The Registrant does not believe that the five year acceleration in the shareholder’s retirement glide path will be a significant change to an investor’s risk exposure, although the Funds note that such change is described to shareholders so that they can make an informed decision regarding the proposed Reorganization. With regard to the investment strategies and portfolio composition, the N-14 relating to the Retirement Fund Reorganizations already discloses how the Target Retirement Funds and Acquiring Retirement Funds differ with regard to their investment strategies, use of underlying funds and asset class allocations. Therefore, no new additional disclosure will be added.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

13. Text: The first sentence of the first full paragraph of page 4 states: “Until approximately 10 years prior to an Acquiring Fund’s target retirement date, the Acquiring Funds, except AIM Balanced-Risk Retirement 2010 Fund and AIM Balanced-Risk Retirement Now Fund, invest 100% of their assets in the AIM Balanced-Risk Allocation Fund, which provides the Acquiring Funds exposure to U.S. and international fixed income, equity and commodity markets through derivatives and other financially-linked instruments.”
          Comment: Does the AIM Balanced-Risk Allocation Fund hold only derivatives? If it invests in equities, disclose the types of equity securities in which the fund invests. Also, list out the “other financially-linked instruments” in which the fund invests and their respective risks.
          Response: The underlying fund of the Acquiring Retirement Funds, the AIM Balanced-Risk Allocation Fund (“ABRA Fund”), does not hold only derivatives. It holds two money-market funds, derivatives and a Cayman subsidiary (the “Cayman Subsidiary Fund”), which is intended to provide commodities exposure. The derivatives in which the ABRA Fund invests are futures and swaps. The other financially-linked instruments in which the ABRA Fund invests are exchange-traded funds and exchange traded notes. The Registrant will add disclosure to the N-14 to specify the derivatives in which the fund invests and clarify that the risks applicable to derivatives generally apply to the specific derivative instruments listed.
14. Comment: Disclose the investments in which the Cayman Subsidiary Fund invests and the risks related to those investments.
          Response: The N-14 relating to the Retirement Funds Reorganization currently discloses that the Cayman Subsidiary Fund invests in futures, exchange traded notes and other securities and financially linked instruments. The Registrant has replaced the phrase “other securities and financially linked instruments” with a specific list of investments that includes exchange traded funds and swaps. The N-14 relating to the Retirement Fund Reorganizations currently provides in its principal risks section disclosure relating to investing in the Cayman Subsidiary Fund. The Cayman Subsidiary Fund invests in investments directly held by the ABRA Fund, and such investments have already been addressed in existing disclosure. Given the extensive list of principal risks already included in the N-14 relating to the Retirement Fund Reorganizations, the Registrant believes no additional disclosures need to be added.
15. Comment: Is the Cayman Subsidiary Fund in compliance with the Man-Glenwood No-Action Letter?
          Response: The investment by the ABRA Fund in the Cayman Subsidiary Fund is not intended to comply with the terms of the no-action letter to Man-Glenwood Lexington TEI, LLC (Apr. 30, 2004) (“Man-Glenwood”). Man-Glenwood involved an arrangement in which a top-tier registered investment company invested all of its assets in an offshore fund, which in turn invested all of its assets in a master registered investment company. The arrangement raised the

Vincent Di Stefano
Division of Investment Management
February 11, 2010

question whether the offshore fund was indirectly offering its securities to the public in the United States through the top-tier fund, in violation of Section 7(d) of the Investment Company Act of 1940 (the “1940 Act”). It also raised questions as to compliance with Section 12(d)(1) of the 1940 Act.
          The present arrangement has a different structure. The Acquiring Retirement Funds will invest in the ABRA Fund, a domestic registered investment company, which will invest a portion of its assets in the Cayman Subsidiary Fund to gain exposure to commodity markets. Because the ABRA Fund will invest only a relatively small portion of its assets in the Cayman Subsidiary Fund, the Acquiring Retirement Funds do not believe that the arrangement should be seen as an indirect offer of the Cayman Subsidiary Fund’s securities to the United States public. Rather, the Acquiring Retirement Funds believe that this method of achieving exposure to an offshore fund is a common and accepted practice in the industry. This practice was recognized in the no-action letter to Fidelity Select Portfolio (Apr. 29, 2008), which addressed the appropriate accounting for such arrangements. The Acquiring Retirement Funds do not believe that Section 12(d)(1) is implicated because the Cayman Subsidiary Fund is excepted from the definition of an “investment company” by Section 3(c)(7) of the 1940 Act.
16. Comment: Consider expanding the risks of investing in the Cayman Subsidiary Fund.
          Response: Please see response to Comment 14 above.
17. Comment: If the Acquiring Retirement Funds have high portfolio turnover, disclose the turnover rate and the risks and consequences of such high portfolio turnover.
          Response: The Registrant does not believe the ABRA Fund, which since August 31, 2009, is the primary underlying fund of the Acquiring Retirement Funds, has high turnover. As of October 31, 2009, portfolio turnover for the ABRA Fund was 116%. This amount is disclosed in the ABRA Fund’s latest filed annual report to shareholders. Thus, the Registrant will not add any additional disclosure.
18. Comment: Expand the derivatives risk disclosure to include each specific derivative instrument in which the Acquiring Retirement Funds invest and the respective risks of each instrument.
          Response: Disclosure has been added to the Derivatives Risk paragraph in the Principal Risks sections that derivatives include futures, swaps, and commodities-linked notes. The risks described in the Derivatives Risk paragraph apply to each of the specific derivatives listed.
19. Text: The last sentence of the third full paragraph of page 5 states: “Shareholders of the VK Funds and the Acquiring Funds will be notified prior to, but will not have to approve, such combination.”

Vincent Di Stefano
Division of Investment Management
February 11, 2010

          Comment: Change the last part of the sentence (i.e. after the first comma) to read: “but will not be able to vote on such combination”
          Response: The Registrant will revise the disclosure as requested.
20. Text: The third sentence in the first full paragraph of page 5 states: “The Acquiring Funds’ portfolio managers actively adjust portfolio positions in the AIM Balanced-Risk Allocation Fund to reflect the near-term market environment around the strategic allocations.”
          Comment: Disclose in plain English what this sentence means.
          Response: The Registrant will revise the sentence above to read: “The Acquiring Funds’ portfolio managers actively adjust portfolio positions in the AIM Balanced-Risk Allocation Fund to minimize loss of capital, to benefit from market opportunities, and to reduce excessive volatility.”
21. Comment: Is leverage a principal risk of the Target Retirement Funds? If not, it should be highlighted that Target Retirement Funds are not subject to leverage risk.
          Response: The Target Retirement Funds are subject to leverage risk, as certain underlying funds in which the Funds may invest utilize leverage. A reference to the Target Retirement Funds has been added to the paragraph on leverage risk in the Principal Risks discussion of the proxy/prospectus. The Registrant has also removed language in the introduction to the discussion of principal risks that listed leverage risk as a risk not applying to the Target Retirement Funds.
22. Comment: If principal risks are not disclosed after the synopsis, move the principal risks in Exhibit G into the body of the proxy statement/prospectus.
          Response: The Registrant will move the disclosure as requested.
           We believe that the foregoing responses on behalf of the Registrants reasonably address your comments and concerns. In connection with the Registrants’ responses to comments from the Staff regarding each Registrant’s N-14, each Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

          Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Peter Davidson
Peter Davidson, Esq.
Assistant General Counsel